

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Paul A. Romness, MPH
President and Chief Executive Officer
OS Therapies Incorporated
15825 Shady Grove Road, Suite 135
Rockville, Maryland 20850

Re: OS Therapies Incorporated
Registration Statement on Form S-1
Exhibit No. 10.5
Filed March 31, 2023
File No. 333-271034

Dear Paul A. Romness:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Spencer G. Feldman, Esq.